Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Production for Second Quarter, 2009;
Produces 578,641 oz Silver (Up 12%) and 2,750 oz Gold (Up 61%)
 or 762,891 oz Silver-Equivalents (Up 21%) Compared to Q2, 2008

New Silver Refining Contract Signed with Met-Mex Penoles Smelter;
All Items of Business Approved by Shareholders at AGM

Vancouver, BC, Canada - July 15, 2009 - Endeavour Silver Corp. (“Endeavour” or the “Company”) (EDR: TSX, EJD: DB-Frankfurt, EXK: NYSE-Amex) announces that silver production for the Second Quarter, 2009 from the Company’s two operating silver mines in Mexico, Guanacevi in Durango State and Guanajuato in Guanajuato State, totalled 578,641 ounces (oz) silver, up 12% over Q2, 2008.

Gold production rose sharply in the Second Quarter, 2009, up 61% to 2,750 oz compared to Q2, 2008, resulting in silver-equivalent production rising 21% to 762,891 oz compared to Q2, 2008 (assuming a 67:1 silver:gold ratio based on average Second Quarter, 2009 gold/silver prices - base metals not included as silver-equivalents).

At Guanacevi, Q2, 2009 production totalled 411,617 oz silver from 53,936 tonnes (567 tonnes per day) grading 311 grams per tonne (gpt) silver and 0.64 gpt gold (11.4 oz per ton (opT) silver-equivalent), with metal recoveries into dore bars averaging 77.1% for silver and 86.2% gold.  At Guanajuato, Q2, 2009 production amounted to 167,023 oz silver from 36,402 tonnes (466 tpd based on a 6 day week) grading 183 gpt silver and 1.93 gpt gold (10.0 opT silver-equivalent), and metal recoveries into dore bars averaged 77.5% for silver and 84.3% for gold.

Endeavour forecasts its silver production growth will accelerate in the Third and Fourth Quarters of 2009 as this year’s capital expansion programs are completed, the new Alex Breccia and Porvenir Dos mines are opened in Guanacevi and the new Lucero mine expands its production at Guanajuato.  The Company’s capital programs and silver production at the Guanacevi Mines project are slightly behind schedule for the First Half, 2009 (H1) as a result of the 6 day shut-down by Presidential decree in May due to the H1N1 virus, and several unexpected outages on the local power grid that have caused some delays in dewatering the access ramps being driven into the North Porvenir and Santa Cruz ore-bodies.

A plan was recently implemented to resolve the power and dewatering issues at Guanacevi and allow the ramp development to accelerate once again. The capital programs and silver production at the Guanajuato Mines project have already partly made up for the delays at Guanacevi as a result of processing higher grade ores from the Lucero and Cebada mines.

Bradford Cooke, Chairman and CEO, stated, “Endeavour enjoyed another strong quarter of production growth in Q2, 2009.  In fact, the success enjoyed by our Guanajuato operations team in fast-tracking the new Lucero Vein discovery to production has prompted management to hire 10 new miners to accelerate the development of this exciting new discovery and approve a 20% plant expansion to 600 tonnes per day (tpd) in August.  We are now evaluating an additional plant expansion to 800 tpd (1.5 to 2.0 million oz per year depending on grades and recoveries) for next year at Guanajuato.”

The Company’s method of reporting silver production from Guanajuato changed at the end of March, 2009 in order to reflect a change in the processing method for Guanajuato ores.  Prior to December, 2008, the Company recovered gold and silver into bulk sulfide concentrates and sold the cons to the Met-Mex

Penoles smelter in Torreon, Mexico. After Penoles substantially increased their smelting charges, deductions and penalties in mid-2008, the Company started shipping the Guanajuato concentrates to its Guanacevi process plant for treatment to produce dore silver-gold bars, which were then sold to the Met-Mex Penoles refinery at Torreon. Although the re-processing of Guanajuato cons at Guanacevi only recovers 88% of the silver and 94% of the gold in concentrate resulting in slightly lower total recoveries and production, the sharp reduction in processing costs resulted in an overall improvement of the Company’s cash costs and gross margin at Guanajuato.

The Company also announces the signing of a new dore silver refining contract with Met-Mex Penoles SA de CV on terms more favourable to Endeavour than the previous contract.  Endeavour now plans to ship all of its dore silver bars to the Met-Mex Penoles smelter in Torreon, Mexico which should also reduce our dore transportation costs.

At the Annual General Meeting held in June, shareholders re-elected the Board of Directors, approved the amendment to the Company’s stock option plan and approved a stock bonus plan at the Annual General Meeting of the Company held June 2, 2009. Subsequently, the Board of Directors re-appointed management and in accordance with the Company’s stock option plan, granted a total of 900,000 incentive stock options to officers and directors, exercisable at $1.87 for up to a five year period.  The options have vesting requirements over an 18 month period.

Godfrey Walton, M.Sc., P. Geo., the President and COO for Endeavour, is the Qualified Person who reviewed this news release and oversaw the mining operations.

Endeavour Silver Corp. (EXK: NYSE-Amex, EJD: DB-Frankfurt, EDR: TSX) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted four consecutive years of growing silver production and resources.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition program should help Endeavour achieve its goal to become the next premier mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2009, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of proceeds from the Company’s recent financing. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.